

Eyes 4 Lives

Promoting Visual Health
in a
Digital World

Dr. Roger Wu
rogerwu@eyes4lives.com

January 2021

The Problem

Dry Eyes

Back & Neck Pain


Digital
Eye
Strain

Myopia

Headaches

2 in 3 adults

1 in 3 children

experience symptoms of

Digital Eye Strain[1]

Doctors attribute increased DES to increased **screen usage** [1]

[1] https://www.TheVisionCouncil.org/digital-digitaleyestrain

The Causes

DES is caused by these five risk factors.
We monitor and nudge the user on:

- Blink Rate
- Viewing Distance
- Sitting Height
- Ambient Lighting
- Screen Time



Keep up your great blink rate!
eyeQscore™
Excellent!
Remain mindful of slouching
eyeQscore™
Excellent!
eyeQscore™
Pretty good
Your blink rate has dropped
Poor
Time for a break

How It Works


eyeQscore™
Excellent!

- **Proprietary scoring system**, eyeQscore.
- Custom **deep learning AI** algorithms.
- **Embedded** into laptops, tablets, cell phones and TVs using **built-in cameras**.
- Optimized **power & CPU consumption.**
- Using **hyper-efficient** AI chips and **Intel**'s next-gen computing platform.
- Scalable & **secure** cloud infrastructure.

Clinical Study and Efficacy

Initial 10-participant efficacy study at USC's Department of Ophthalmology



Number of Posture Violations
14000
12000
10000
8000
6000
4000
2000
0
Jan
Feb
March
April
May
June
July
Without Alerts
With Alerts



Average Blink Rate - Work Day
20
15
10
5
0
8:00 AM
9:00 AM
10:00 AM
11:00 AM
12:00 PM
1:00 PM
2:00 PM
3:00 PM
4:00 PM
5:00 PM
6:00 PM
Average Blink Rate (Blinks per minute)
Recommended Minimum Blink Rate

Beachhead Business Model

IP Licensing

$0.20 – $0.99
per device

(based on volume)

Embedding software directly into firmware of integrated webcams.

SaaS Subscriptions

$0.99 – $4.99
per month

(based on features)

Freemium model of premium consumer features (free trial).

Beachhead Market Opportunity


$1,075M
$550M
$210M
TAM
SAM
SOM
$2,100M
$750M
$105M

IP Licensing

SaaS Subscription

Competitive Landscape


Internet
00:00:58
Games
01:00
1 Minute Warning!!!
OK







	Eyes4Lives	**Time Software**	**Ergonomic Assessment**	**Eye Drops**	**Blue-Light Glasses**
Address Root Cause	✓	☐	X	X	X
Blink Rate	✓	X	X	☐	X
Viewing Distance	✓	X	☐	X	X
Sitting Height	✓	X	☐	X	X
Ambient Light	✓	X	☐	X	X
Screen Time	✓	✓	X	X	X
Continuous Coaching	✓	✓	X	X	X
Pre-Loaded	✓	X	N/A	N/A	N/A

Market Validation: Customers

ORACLE

SOUTHERN CALIFORNIA EDISON

City of Los Angeles – Founded 1781

The City of SAN DIEGO

MSIG

MSIG Insurance

Lilly

TOYOTA

Cigna

Murrieta Valley Unified School District

LIBBEY

KAISER PERMANENTE

Market Validation: ODM/OEM

intel MOU

Quanta Computer LOI

SAMSUNG Demo

HUAWEI TBA

FOXCONN TBA

altek LOI

Demo



option

CES 2021



TBA
intel
inside

Founders



Roger L. Wu, O.D.
Founder & CEO

- Over 23 years of experience as an Optometrist
- 10 years research on Computer Vision Syndrome
- Keynote Speaker at NASA, National Ergonomic Council and ErgoExpo 2018 on Digital Eye Strain
- First optometric intern selected for the 1996 Summer Olympic Games in Atlanta
- Doctor of Optometry, Pennsylvania College of Optometry



Jan Biermeyer
Co-Founder & CTO

- Serial Entrepreneur and Intrapreneur
- Co-Founder and CTO Gliimpse (acquired by Apple)
- 35 years of hands-on coding experience
- 20 years experience in applied and theoretical machine learning (AI) and computer vision
- R&D work in Germany, South Korea, and California
- M.S. Artificial Intelligence (UC Berkeley) and M.S. Computer Engineering (Paderborn, Germany)

Company Milestones



First Patent Application submitted
2010
2014
First Patent Issued
2.8M Seed Funding
2016
Q2 2016
R&D MVP
First batch manufactured
Q3 2016
Q3 2017
First Corporate Sales (Canada)
First Machine Learning Prototype
Q4 2017
Q4 2018
Pivot to Embedded Cameras
Prototype Showcase at CES (Quanta)
Q1 2019
Q2 2020
Embedded version (Altek AI chip)
Prototype Showcase at CES (Intel)
Q1 2021
Software/Hardware Company
AI-Enabled Software Company

Expansive Patent Protection

Expiration 2029–2040

9901248B2, 9165263B2,
8884734B2, 9289125B2,
9750407B2, 8884735B2,
10278579, 10512400,
10786154, *TBA*



10
pending
1
201020189674.8
1
M512394
1

Freedom To Operate (FTO) (2018)

Financial Forecast

P&L (Million)	Year 1	Year 2	Year 3	Year 4	Year 5
Total Revenue	$5.5	$97.7	$161.3	$222.2	$283.1
Licensing	$4.5	$66.5	$103.2	$140.9	$178.6
Subscription*	$1.0	$31.2	$58.1	$81.3	$104.5
Gross Profit	$2.4	$40.7	$66.6	$92.8	$117.8
Operating Expense	$4.8	$14.4	$21.9	$31.5	$46.1
Net Income	$-3.6	$26.3	$44.7	$61.3	$71.7
% Net Income	-64.2%	26.9%	27.7%	27.6%	25.3%

*Based on industry standards, we estimate trial conversion rate of 5% and monthly retention rate of 30%

Our Ask - Series A

Friends & Family

CEO invested $900,000+ of own money, raised add'l $2.8 million

- R&D, Patents, two gen. software development
- Hardware development and production
- Initial Sales and Marketing Efforts

Bridge Round

1.5M

- Third Generation Software
- On-Die AI Chip & Intel Next-Gen Integration
- Productionalization with OEM partner(s)
- Patent Expansion and Enforcement
- Marketing (CMO) & Efficacy Study


Use of Proceeds
Development
Legal
Business
Sales & Marketing

THANK YOU

Eyes 4 Lives

Promoting Visual Health
in a
Digital World

Dr. Roger Wu
rogerwu@eyes4lives.com

Recent News

Jan 2021	Showcase with Intel at CES
Sep 2020	Signed MOU with Intel Corporation
Jun 2020	Collaboration with large TV manufacturer
Jan 2020	2nd place at CES Silicon Valley Funding Pitch Summit out of 49 startups.
Dec 2019	Moved to final review stage for clinical study NIH grant (up to $2M).
Apr 2019	Signed LOI with Quanta Computer, the world’s largest laptop ODM.
Jan 2019	Pivoted from B2C to new strategic ODM/OEM partnership model.
Jun 2018	4th place at Startup Pitch Tank Las Vegas out of more than 1000 startups.
Jun 2016	Successful small-scale clinical efficacy study at USC (10 participants).